# Nasdaq Regulation

**Nasdaq**

Lisa Roberts
Vice President
Listing Qualifications

*By Electronic Mail*

June 2, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 2, 2021 The Nasdaq Stock Market (the "Exchange") received from AdvisorShares Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

AdvisorShares Dorsey Wright ADR ETF

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

*Lisa Roberts*